U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Incorporation By Reference.

This report on Form 6-K/A is hereby incorporated by reference into the Company’s registration statements on (1) Form S-8 (file No. 333-203387) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 13, 2015, (2) Form S-8 (file No. 333-205821) filed with SEC on July 23, 2015, (3) Form F-3 (file No. 333-213240) filed with SEC on August 22, 2016, amended on September 2, 2016, September 12, 2016, February 9, 2017 and February 27, 2017 and declared effective on March 9, 2017, and (4) Form F-3 (file No. 333-248197) filed with SEC on August 20, 2020 and declared effective on August 31, 2020.

Cautionary Note Regarding Forward-Looking Statements.

This report, including the exhibits included herein, may contain forward-looking statements.  The Company (as defined below) has based these forward-looking statements on its current expectations and projections about future events.  Its actual results may differ materially from those discussed herein, or implied by, these forward-looking statements.  Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other similar expressions. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements included in this report are subject to significant risks and uncertainties, including but limited to: risks and uncertainties associated with the integration of the assets and operations the Company has acquired and may acquire in the future; its possible inability to raise or generate additional funds that will be necessary to continue and expand its operations; its potential lack of revenue growth and other factors detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Explanatory Note:

This report on Form 6-K/A (this “Amended Report”) is furnished to amend the reports (the “Original Reports”) on Form 6-K filed on November 20, 2020 and November 24, 2020, respectively. This Amended Report amends the Original Reports to (1) add the description of the consideration for warrants issued to the placement agent, and (2) provide a summary of an amendment to the placement agency agreement.

As disclosed in the Original Reports, on November 20, 2020, Tantech Holdings Ltd, a British Virgin Islands corporation (the “Company”) entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Company agreed to, among other things, (i) reimburse the Placement Agent for all travel and other out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal fees, up to $50,000 (the “Expense Limitation”), and (ii) issue the Placement Agent warrants to purchase up to 363,637 common shares of the Company at an exercise price of $1.815 per share in consideration for $100.

On December 8, 2020, the Company entered into an amendment No. 1 (the “Amendment”) to the Placement Agency Agreement with the Placement Agent, pursuant to which the Company agreed to increase the Expense Limitation from $50,000 to $75,000. No other change to the Original Reports is made by this Amended Report.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of such document, which is attached as Exhibit 10.4 to this Amended Report, and which is incorporated herein in its entirety by reference.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
Exhibit 4.1ˆ	Form of Registered Investor Warrant, incorporated herein by reference to Exhibit 4.1 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2020
Exhibit 4.2ˆ	Form of Unregistered Investor Warrant, incorporated herein by reference to Exhibit 4.2 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2020
Exhibit 4.3ˆ	Form of Placement Agent Warrant, incorporated herein by reference to Exhibit 4.3 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2020
Exhibit 4.4ˆ	Form of Lock-up Agreement, incorporated herein by reference to Exhibit 4.4 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2020
Exhibit 5.1ˆ	Opinion of Campbells, incorporated herein by reference to Exhibit 5.1 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2020
Exhibit 10.1ˆ	Placement Agency Agreement, dated November 20, 2020, by and between the Company and Univest Securities, LLC, incorporated herein by reference to Exhibit 10.1 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2020
Exhibit 10.2ˆ	Securities Purchase Agreement, dated as of November 20, 2020, by and between the Company and the Investors, incorporated herein by reference to Exhibit 10.2 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2020
Exhibit 10.3ˆ	Registration Rights Agreement, dated as of November 20, 2020, by and between the Company and the Investors, incorporated herein by reference to Exhibit 10.3 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2020
Exhibit 10.4†	Amendment No. 1 to Placement Agency Agreement, dated December 8, 2020, by and between the Company and Univest Securities, LLC
Exhibit 23.1ˆ	Consent of Campbells (included in opinion of Campbells filed as Exhibit 5.1), incorporated herein by reference to Exhibit 23.1 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2020
Exhibit 99.1ˆ	Press Release dated November 20, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2020
Exhibit 99.2ˆ	Press Release dated November 24, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 24, 2020

ˆ	Previously filed.

†	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

Dated: December 8, 2020